Mail Stop 4561

January 15, 2009

By U.S. Mail and Facsimile to: (916) 446-1611

Sean Cutting
President and Chief Administrative Officer
Sonoma Valley Bancorp
202 W. Napa Street
Sonoma, California 95476

      Re: Sonoma Valley Bancorp
              Preliminary Proxy Statement on Schedule 14A
              Filed January 2, 2009
              File No. 000-31929

Dear Mr. Cutting:

      We have reviewed your supplemental response and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

1. We note the revised disclosures provided on page 9 of your supplemental response. As previously requested, please revise to disclose the model utilized to determine the relative fair values of the preferred Shares and the warrant preferred shares. Please note that although you utilized a model provided by Vining Sparks, it is ultimately the company's responsibility to determine the amounts reported in your financial disclosures.

2. To the extent you continue to disclose that you have relied on a model provided by Vining Sparks for the purposes of determining amounts to be reported in your pro

forma disclosures, please tell us how you concluded that a consent was not required to be filed.

3. As previously requested, please revise your disclosures to indicate how you determined that a period of five years was the appropriate timeframe to accrete the discount on the preferred shares and amortize the premium on the warrant preferred shares. Please note that this is a separate assumption from the effective life used to determine the relative fair value for the purposes of allocating the proceeds and as such should be separately disclosed.

Closing Comments

As appropriate, please amend your filing and respond to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Eric Envall at (202) 551-3234 or me at (202) 551-3464 with any questions.

Sincerely,

Kathryn McHale
Staff Attorney

cc: Jeffrey B. Pietsch
       Weintraub Genshlea Chediak
       400 Capitol Mall, 11th Floor
       Sacramento, CA 95814